EXHIBIT 1
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For Immediate Release                                              23 March 2004


                              WPP Group plc ("WPP")


WPP posted a circular to Share Owners on 22 March 2004 relating to the proposed WPP 2004 Leadership Equity Acquisition Plan ("2004 Plan"). The circular includes a Notice of Extraordinary General Meeting to be held on 7 April 2004 at which a resolution will be proposed for the approval of the 2004 Plan.

The Circular has been lodged with the UK Listing authority in accordance with the provisions of listing rule 9.31.

For further information please contact:
Feona McEwan, WPP
Tel: 44-20 7408 2204


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